Exhibit 2.2

Dated 9 May, 2005

DEED OF TAX COVENANT

RELATING TO

NTL COMMUNICATIONS (IRELAND) LIMITED

NTL IRISH NETWORKS LIMITED

AND THEIR SUBSIDUARIES

(1) NTL IRISH HOLDINGS LIMITED

(2) NTL (CHICHESTER) LIMITED

(3) MS IRISH CABLE HOLDINGS B.V.

ARTHUR COX

Earlsfort Centre

Earlsfort Terrace

Dublin 2

CI31303.16

THIS DEED OF TAX COVENANT dated 9 May, 2005

BETWEEN

(1)           NTL IRISH HOLDINGS LIMITED incorporated in England and Wales with registered number 2591237 and whose registered office is at NTL House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP (“Holdings”);

(2)           NTL (CHICHESTER) LIMITED, incorporated in England and Wales with registered number 3056817 and whose registered office is at NTL House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP (“Chichester”) (together with Holdings, the “Sellers”)

(3)           MS IRISH CABLE HOLDINGS B.V., incorporated in The Netherlands with registered number 34225555 and whose registered office is at Locatellikade 1, 1076AZ, Amsterdam, The Netherlands (“Buyer”) (which expression shall include its successors and permitted assigns).

WHEREAS

This Deed has been executed pursuant to the provisions of the Agreement.

NOW THIS DEED WITNESSES as follows:-

1.             DEFINITIONS AND INTERPRETATION

1.1           In this Deed where the context admits:-

(a)           “Appropriate Company” means any company within the Sellers’ Group or associated with any company within the Sellers’ Group, other than any Target Group Company.

(b)           “Agreement” means the share sale agreement dated the 9th day of May, 2005 between NTL Group Limited (1), Holdings (2), Chichester (3) and the Buyer (4), as same may be varied, supplemented or amended from time to time.

(c)           “Buyer’s Relief” means (i) any Relief arising to any Target Group Company in respect of an Event occurring or period ending on or before Completion to the extent that such Relief was taken into account in computing the provision for deferred tax in the Accounts or in eliminating such provision, or was included as an asset in the Accounts; (ii) any Relief arising to any Target Group Company in respect of an Event occurring after Completion or arising in the ordinary course of business to any Target Group Company in respect of an Event occurring or period commencing after the Accounts Date; and (iii) any Relief arising to any member of the Buyer’s Group (other than any Target Group Company).

(d)           “Event” means any transaction, act, event, omission or occurrence of whatever nature including, without limitation, the acquisition, disposal or realisation of any asset and the making of any claim relevant for taxation purposes and any reference to an Event occurring on or before a particular date shall include Events which for taxation purposes are treated or regarded as having occurred on or before that date.

(e)           “UGC Sale and Purchase Agreement” means the sale and purchase agreement of today’s date between, amongst others, Morgan Stanley Dean Witter Equity Funding, Inc. and UPC Ireland BV.

(f)            “Profits” means income, profits, gains (including capital gains) or the value of supplies and any other consideration, value or receipts used or charged for taxation purposes.

(g)           “Relief” means any relief, loss, exemption, credit, allowance, deduction, charge or set-off relevant to the computation of any liability to make a payment of or relating to Taxation.

(h)           “Sellers’ Group” means the Sellers and any company which is, has been or will be at any time a member of the same group as either Seller for any taxation purpose, excluding any Target Group Company.

(i)            “Sellers’ Relief” means any Relief which is or becomes available to any member of the Target Group if and to the extent that such Relief is not a Buyer’s Relief, including, in particular, but without prejudice to the generality of the foregoing, any amount of capital losses which arose on a disposal prior to Completion.

(j)            “Tax Assessment” means any notice, demand, assessment, letter, return, accounts, computations or other document or action taken indicating that any Target Group Company is or is reasonably likely to be placed under a liability to make a payment of or in respect of Taxation, and includes, for the avoidance of doubt, any such assessment, letter, return, accounts, computations or other document prepared or to be prepared by or on behalf of the company which is itself subject to that liability.

(k)           “Taxation Authority” means any taxation or other authority (whether within or outside Ireland), which seeks to determine liability for and/or administers Taxation.

(l)            “Tax” and “Taxation” means all forms of taxation and includes (without limiting the generality of the foregoing) corporation tax, dividend withholding tax, capital gains tax, capital acquisitions tax, value added tax, income tax, pay related social insurance, amounts due under the PAYE or PRSI system, customs and excise duties, any other import duties, stamp duty, companies capital duty and all other similar taxes, rates, levies, duties or other fiscal impositions of any similar kind whatsoever imposed by a revenue authority whether under the laws of Ireland or those of any other jurisdiction and all interest, fines and penalties incidental or relating to any of the liabilities or amounts referred to in this definition (save insofar as, but only to the extent that, such interest, fines and penalties are attributable to the unreasonable delay or default after Completion of the Buyer or any Target Group Company).

(m)          “Tax Claim” means a claim against the Sellers under this Deed or in respect of, or alleging, a breach of the Warranties in Part XV of Schedule 3 to the Agreement.

(n)           “Taxation Liability” has the meaning set out in clause 1.11.

1.2          Capitalised words and expressions defined in the Agreement and not in this Deed shall have the same meanings when used in this Deed.

1.3          References to “Profits” being earned, accrued or received on or before a particular date or in respect of a particular period shall include profits deemed for taxation purposes to have been earned, accrued or received on or before that date or in respect of that period.

1.4          References to any payment, dividend or distribution paid or made on or before a particular date shall include:

(a)           any payment, dividend or distribution which on or before that date has fallen due to be made; and

(b)           any Event which has occurred on or before that date and is deemed to be a payment, dividend or distribution.

1.5           References to any payment, dividend or distribution shall include anything which is deemed, for taxation purposes, to be a payment, dividend or distribution.

1.6           References to something being deemed or treated “for taxation purposes” in a certain way or to have occurred at a certain time shall mean that for the purposes of any applicable legislation or decided case law relating to or having reference to Taxation such things are deemed or treated in the way described or to have occurred at the time described.

1.7           References to a “person” include references to any unincorporated association, body of persons, partnership, trust or company.

1.8           References to any statute or statutory provision shall be construed so as to include a reference to such statute or statutory provision as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted.

1.9           References to a particular Taxation Authority shall be construed so as to include a reference to any entity which is a successor to that Taxation Authority.

1.10         Except as are specifically provided, references to clauses are to the clauses of this Deed. Headings are for convenience only and shall not affect the construction or interpretation of this Deed.

1.11         Any references to a “Tax Liability” of any Target Group Company shall mean both liabilities of such Target Group Company to make actual payments of Tax (or amounts in respect of Tax) and also:-

(a)           the loss, cancellation or non-availability of or the reduction in amount of a right to repayment of Tax which has been treated as an asset of any Target Group Company in preparing the Accounts or the setting off of any such right to repayment of Tax against any actual Taxation Liability in respect of which the Buyer would, but for that setting off have been able to take any action, proceedings or claim against the Sellers under this Deed;

(b)           the setting off against Profits that were earned, accrued or received on or prior to Completion or against any Tax chargeable in respect of an Event occurring on or before Completion of any Buyer’s Relief where, but for such setting off, any Target Group Company would have had an actual Taxation Liability in respect of which the Buyer would have been able to take any action, proceedings or claim against the Sellers under this Deed; and

(c)           the loss, cancellation, non-availability, reduction in amount of, or the setting off against, Profits or against Tax otherwise chargeable, of any Buyer’s Relief.

Provided always that, to the extent that a Tax Liability arises pursuant to paragraphs (a), (b) or (c) hereof in respect of any matter, no liability shall arise under any other provision of this clause 1.11 in respect of the same matter.

1.12         In any situation falling within clause 1.11(a), 1.11(b) and/or 1.11(c) the amount that is to be treated for the purposes of this Deed as a Taxation Liability of any Target Group Company (the “Relevant Taxation Liability”) shall be determined as follows:-

(a)           in a situation which falls within clause 1.11(a) the Relevant Taxation Liability shall be the amount of the repayment that would have been obtained but for the loss, cancellation, non-availability, reduction or setting off mentioned in that clause;

(b)           in a situation which falls within clause 1.11(b) or 1.11(c) and where the Buyer’s Relief that was the subject of the loss, cancellation, non-availability, reduction or setting off mentioned in those clauses was a deduction from or offset against Tax, the Relevant Taxation Liability shall be the amount of that Buyer’s Relief; and

(c)           in a situation which falls within clause 1.11(b) or 1.11(c) and where the Buyer’s Relief that was the subject of the loss, cancellation, non-availability, reduction or setting off mentioned in those clauses was a deduction from or offset against Profits, the Relevant Taxation Liability shall be:-

(i)            if the Buyer’s Relief was the subject of such a loss, cancellation, non-availability, reduction, the amount of Tax which would, on the basis of the rates of Tax current at the date of Completion, have been saved but for the loss; or

(ii)           if the Buyer’s Relief was the subject of such a setting off, the amount of Tax which has been saved in consequence of the setting off.

2.             COVENANTS

2.1           Subject as hereinafter provided, the Sellers hereby covenant to pay to the Buyer an amount equal to any Taxation Liability arising, or by virtue of a Tax Assessment falling on, any Target Group Company as a result of:

(a)           any Event occurring on or before the Accounts Date; or

(b)           any Profits earned, accrued or received in respect of any period ending on or before the Accounts Date.

2.2           The Sellers hereby covenant to pay to the Buyer an amount equal to any Taxation Liability of any Target Group Company arising as a consequence of or by reference to any of the following occurring or being deemed to occur at any time after Completion:-

(i)            any Appropriate Company ceasing to be resident in Ireland for Taxation purposes;

(ii)           the disposal by any Appropriate Company of any asset or of any interest in or right over any asset; or

(iii)          any Appropriate Company failing to pay the whole or any part of the Tax charged by any Taxation Authority to that Appropriate Company within the required time of being so charged.

2.3           Subject to the other provisions of this Deed, the Sellers hereby covenant to pay to the Buyer an amount equal to any Taxation Liability of any Target Group Company arising in respect of stamp duty on any of the following transactions (the “Stamp Duty Charge”):

(a)           the transfer of assets by NTL Communications (Waterford) Limited to Communications on 31 December, 1999;

(b)           the transfer of assets by NTL Communications (Galway) Limited to Communications on 31 December, 1999;

(c)           the transfer of assets by National Transcommunications Limited to Communications on 19 November, 2001; and

(d)           the transfer of assets by National Transcommunications Limited to Networks on 30th November, 2004.

2.4           Subject to the other provisions of this Deed, the Sellers hereby covenant to pay to the Buyer an amount equal to any Taxation Liability of Networks arising as a result of Completion under or pursuant to section 623 TCA (the “Degrouping Charge”).

2.5           Subject to the other provisions of this Deed, the Sellers hereby covenant to pay to the Buyer an amount equal to any Taxation Liability of any Target Group Company arising as a consequence of or by reference to, VAT being incorrectly charged, or not charged (as the case may be) in relation to any lease or sub-lease of (i) 99 Barrow Road, Dublin 11; (ii) Block P3 East Point,

Fairview, Dublin 3; or (iii) Basement and Ground Floor of Right Wing of Park House, North Circular Road, Dublin 7 (the “Lease VAT Charge”).

2.6           Subject to the other provisions of this Deed, the Sellers hereby covenant to pay to the Buyer an amount equal to any Taxation Liability of any Target Group Company resulting from or in connection with (i) any Events which are outside the ordinary course of the business of the Target Group Company concerned, but only where the relevant Event occurred or is deemed, for taxation purposes, to have occurred after the Accounts Date but on or before Completion or (ii) any Profits earned, accrued or received outside the ordinary course of the business of the Target Group Company concerned but only where and to the extent that such Profits are earned, accrued or received after the Accounts Date but on or before Completion.  For the purposes of this clause 2.6, Events which are outside the ordinary course of the business of the Target Group Company concerned means:

(a)           the payment of any dividend or the making of any distribution;

(b)           the Target Group Company ceasing, or being deemed to cease, to be a member of any group of companies or associated with any other company for Taxation purposes;

(c)           the disposal or realisation or acquisition of any asset in circumstances where, and only to the extent that, the consideration (if any) actually received or given for such disposal or realisation or acquisition is less than (or in the case of an acquisition, more than) the consideration deemed to be or to have been received or given for Taxation purposes;

(d)           the creation, cancellation or re-organisation of any Target Group Company’s share or loan capital, or the creation, cancellation, reorganisation (including for the avoidance of doubt any novation) or repayment of any intra group debt;

(e)           anything which relates to a transaction or arrangement or a series of transactions or arrangements which includes any step or steps having no commercial or business purposes apart from the reduction, avoidance or deferral of a liability to Taxation;

(f)            anything which involves, or leads directly or indirectly to, a change of residence of any Target Group Company for Taxation purposes; or

(g)           anything which gives rise to a liability to Taxation on deemed (as opposed to actual) profits or to the extent that it gives rise to a liability to Taxation on an amount of profits greater than the difference between the sale proceeds of an asset and the amount attributable to that asset in the Accounts or, in the case of an asset acquired since the Accounts Date, the cost of that asset.

2.7           Subject as hereinafter provided, the Sellers hereby covenant to pay to the Buyer an amount equivalent to any Tax or any amount on account of Tax which any Target Group Company or any other member of the Buyer’s Group is required to pay as a result of the failure by any member of the Sellers’ Group to discharge such Tax.

2.8           Any payment under this Deed shall, so far as legally possible, constitute a reduction in the consideration payable by the Buyer to the Sellers under the Agreement.

2.9           The Sellers’ obligations under this Deed shall be joint and several.

3.             AMOUNTS PAYABLE TO THE BUYER

The amount of the Taxation Liability of a Target Group Company resulting from a Tax Assessment and which is payable to the Buyer under this Deed shall be the amount of the payment due to be made or made by the Target Group Company in respect of the Taxation Liability resulting from the Tax Assessment.

4.             FINANCIAL AND TIME LIMITATIONS

4.1           The Sellers shall not be liable for any Tax Claim unless written notice of the claim has been given to the Sellers by or on behalf of the Buyer within 30 days (or 60 days if this extension in time from 30 days to 60 days does not prejudice the Sellers’ entitlement to lodge any appeal against the Tax Liability or otherwise deal with the claim) after the claim has arisen and in any event written notice in respect of a Tax Claim must be given on or before the fifth anniversary of the Completion Date.

4.2           To be valid, the written notice of the Tax Claim must give reasonable details of the nature of the Tax Claim, the circumstances giving rise to it (so far as are known to the Buyer after having made reasonable enquiries) and the Buyer’s bona fide estimate of any alleged Taxation Liability.

4.3           Any Tax Claim shall be deemed to be withdrawn (if it has not been previously satisfied, settled or withdrawn) and any claim (whether under this Deed or the Agreement) in relation to the same fact, matter, event or circumstance shall be deemed to be waived unless legal proceedings in respect of such claim have been commenced within six months of the giving of written notice of the claim or the Sellers have assumed conduct of the claim pursuant to clause 8.1 or the Buyer has commenced conduct of the claim in accordance with clause 8.4 (whichever is the earliest).

4.4           The aggregate liability of the Sellers for all Tax Claims and any other claims under the Warranties shall be limited to the amount of the Aggregate Consideration (but, for the avoidance of doubt, nothing in this clause 4.4 shall permit the Buyer to claim any amount in excess of the amount specified in paragraph 3 of Schedule 4 to the Agreement in respect of any claim which is not a Tax Claim). For the purposes of this limit, the liability of the Sellers shall be deemed to include the amount of all costs, expenses and other liabilities (together with any irrecoverable VAT thereon) payable by the Sellers in connection with the satisfaction, settlement or determination of any such claim.

4.5           Subject to the provisions of clause 4.6, the Sellers shall not be liable for any claim under this Deed:

(a)           unless the aggregate amount of such claim, when taken together with the amount of all other claims under this Deed against the Sellers,

exceeds €3,000,000 (three million euro) (the “Threshold”) in which event the Sellers shall, subject to the other limits contained in this Deed, be liable only for the amount by which such aggregate amount exceeds the Threshold; and

(b)           if the amount of the claim does not exceed €100,000 (one hundred thousand euro) (a “De Minimis Claim”) and no such De Minimis Claim shall count towards the Threshold.  For the purposes of this clause, claims under this Deed arising from the same or a similar set of circumstances shall be treated as one claim under this Deed.

4.6           The provisions of clause 4.5, clauses 5.1(b)(i) to (iv) inclusive, 5.1(b)(vi), 5.1(b)(viii), 5.1(c) 5.1(e) to (h) inclusive and 5.1(j) shall not apply to any claim under this Deed to the extent that such claim relates to:

(a)           a Stamp Duty Charge arising under clause 2.3 hereof;

(b)           a Degrouping Charge arising under clause 2.4 hereof; or

(c)           50% of any Lease VAT Charge arising under clause 2.5 hereof (provided always that the provisions of clause 4.5(a) shall apply, and the provisions of clause 4.5(b) shall not apply, to the remaining 50% of such Lease VAT Charge).

4.7           The provisions of clause 5.1(b)(vii) shall not apply to any claim under this Deed to the extent that such claim relates to:

(a)           a Stamp Duty Charge arising under clause 2.3 hereof;

(b)           a Degrouping Charge arising under clause 2.4 hereof; or

(c)           a Lease VAT Charge arising under clause 2.5 hereof

if the failure of the Target Group Company in relation to the matters governed by that clause arises as a result of the failure by the Sellers to provide, or the delay in providing, such information as the Buyer or the Target Group Company requires in order to complete the relevant returns and computations.

4.8           For the purposes of calculating Tax Claims counting towards the Threshold and/or any De Minimis Claim:

(a)           there shall be excluded from any Tax Claim the amount of any costs, expenses and other liabilities (together with any irrecoverable VAT thereon) incurred or to be incurred by any member of the Target Group in connection with the making of any such claim;

(b)           there shall be excluded the amount of the same loss arising from any other claim (whether under the Deed or under the Agreement) in respect of the same fact, matter, event or circumstance.

5.             EXCLUSIONS AND LIMITATIONS

5.1           Subject to the provisions of clauses 4.6 and 13.4, neither of the Sellers shall have a liability under this Deed or under the Warranties in the Agreement which relate to Taxation to the extent that:-

(a)           it would not have arisen but for some act, omission, transaction or arrangement carried out after the Completion Date by or on behalf of the Buyer or after the Completion Date by or on behalf of a Target Group Company or any of their respective successors in title, other than any such act, omission, transaction or arrangement (i) carried out or effected in the ordinary course of trading or in the ordinary course of acquiring or disposing of capital assets; or (ii) carried out or effected under a legally binding commitment created on or before Completion;

(b)           the Taxation Liability arises or is increased wholly or partly as a result of :-

(i)            an increase in rates of Taxation, or variation in the method of applying or calculating the rate of Taxation made after the Completion Date with retrospective effect;

(ii)           any administrative or judicial decision or practice or any generally accepted change in the interpretation of the law, after the Completion Date with retrospective effect;

(iii)          the passing of any primary or subordinate legislation, or the making of any other government regulation, not in force at the Completion Date with retrospective effect or the withdrawal or alteration after the date hereof of any published extra statutory concession made by any fiscal or Taxation Authority and currently in operation;

(iv)          the failure or omission on the part of the Buyer or any Target Group Company or any other person connected with either of them after Completion to make any valid claim, election, surrender or disclaimer or give any notice or consent or do any other thing the making, giving or doing of which was taken into account in computing any provision or reserve for Taxation in the Accounts which the Sellers have reasonably requested the Buyer in writing to make, give or perform (such request, where reasonably possible, to be made prior to Completion);

(v)           any Target Group Company waiving or surrendering after the Completion Date any Relief (other than a Buyer’s Relief) available to it relevant to the computation of any Taxation Liability or any credit against Taxation;

(vi)          the fact that the accounting policies of the Buyer or any Target Group Company or the application thereof (including without limitation the treatment of any assets or liabilities or of the Taxation attributable to any timing differences in future accounts of the Buyer or a Target Group Company) is changed after the Completion Date from the treatment or application of the same utilised in preparing the Accounts except changes made in order to comply with GAAP to the extent that the preparation of accounts by any of the Target Group Companies is not fully compliant therewith as at Completion;

(vii)         any Target Group Company (other than as a result of any act, omission or failure on behalf of the Sellers) failing to submit the returns and computations required to be made by it or not submitting such returns and computations within the appropriate time limits or submitting such returns and computations otherwise than on a proper basis, in each case on or after the Completion Date;

(viii)        the failure by the Buyer to comply with any of its obligations under this Deed other than as a result of any default or unreasonable delay by any of the Sellers;

(c)           provision, accrual or reserve has been made in the Accounts and/or the Adjustment Statement in respect of the matter to which the liability relates or that payment or discharge thereof is or has been taken into account therein or in the Accounts (provided always that this clause 5.1(c) shall only relate, in the case of the Adjustment Statement, to provisions accruals or reserves for VAT, payroll taxes and social security expenses as provided for in Part III of Schedule 7 of the Agreement);

(d)           the Taxation Liability has been paid or otherwise extinguished, without cost to the Buyer or any member of the Target Group, other than pursuant to the UGC Sale and Purchase Agreement;

(e)           the liability in respect thereof arises as a result of the appropriate provision, accrual or reserve in respect of a liability or reserve in the Accounts being insufficient by reason of any increase in rates of Taxation or variation in the method applying or calculating the rate of Taxation made after Completion;

(f)            such Taxation Liability would not have arisen but for the winding up of, or the cessation of a trade or business of, any Target Group Company or any change in the nature or conduct of such trade or business, where the winding up, cessation or change occurs after Completion;

(g)           the Buyer or any Target Group Company has been recompensed for any loss or damage suffered by either of them arising out of the breach or claim under the terms of any insurance policy for the time being in force;

(h)           the claim would not have arisen but for anything expressly provided to be done or omitted to be done pursuant to this Deed or which is otherwise done or omitted to be done by the Buyer or at the written request or with the written consent of the Buyer prior to Completion;

(i)            any Sellers’ Reliefs are available to relieve or mitigate the Taxation Liability or would have been available to relieve or mitigate that liability but for their use by a Target Group Company after Completion and any Sellers’ Relief that is so available shall be deemed to be used in such a way as to reduce to the extent possible the Sellers’ total liability hereunder; or

(j)            the Profits (which, for the avoidance of doubt shall not include any Profits deemed to have been earned) in respect of which the Taxation Liability arises were actually earned, accrued or received by a Target Group Company but were not reflected in the Accounts and/or the Adjustment Statement and were not distributed by any Target Group Company prior to Completion.

5.2           Assignment

Save as provided in clauses 16.7 to 16.11 of the Agreement, the parties shall not be entitled to assign the benefit or burden of any provision of this Deed.

6.             WITHHOLDINGS, DEDUCTIONS AND SET-OFF

6.1           All payments to be made by the parties arising out of or in connection with this Deed (or any other agreement or arrangement required to be entered into in connection with this Deed) shall be made in full, without set-off or counterclaim and free and clear of all deductions or withholdings whatsoever save only as may be required by law.

6.2           Subject to clauses 6.3, 6.4 and 6.5, if the payer is required by law to make a deduction or withholding, the payer shall, at the same time as the sum which is the subject of the deduction or withholding is payable under this Deed, pay to the payee such additional amount as shall be required to ensure that the net amount received by the payee under this Deed will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

6.3           If the payee is entitled to and receives payment in respect of a credit for or refund of Taxation by reason of the deduction or withholding it shall, provided it determines in good faith it can do so without prejudice to the retention of that credit or refund, reimburse the payer with such amount as shall leave the payee in no better or worse position than it would have been had no deduction or withholding been required.  If any sum payable by the Sellers to the Buyer under this Deed shall be subject to a Taxation Liability in the hands of the Buyer, the Sellers shall be under the same obligation to make an increased payment in relation to that Taxation Liability as if the liability were a deduction or withholding required by law.

6.4           The obligation to pay additional amounts in clause 6.2 and the obligation to make increased payments in clause 6.3 shall only apply to the extent that:

(i)             the relevant deduction, withholding or Taxation Liability would arise under the current law as it is in force at the date of this Deed; and

(ii)            the relevant deduction, withholding or Taxation Liability would arise if the Buyer were resident in the United Kingdom for Taxation purposes and for the purposes of Section 349(2)(c) Income and Corporation Taxes Act, 1988 had its place of abode inside the United Kingdom.

6.5           Without prejudice to clause 5.2, if either party assigns its rights under this Deed and the payee is an assignee, the payer shall only be required to pay such sum as is equal to the amount it would have had to pay under this clause 6 had the party’s rights under the Deed not been assigned.

7.             ACTIONS AGAINST THIRD PARTIES

7.1           If (i) either of the Sellers has made a payment to the Buyer under this Deed, or (ii) either of the Sellers has become liable to make such a payment, in either case in respect of a Taxation Liability under clause 2, then the following provisions of this clause 7 shall apply.

(a)           If the Buyer or any Target Group Company receives from any person other than the Buyer or a Target Group Company or any person connected with them for Taxation purposes a payment or credit in respect of the Taxation Liability in question (including any interest or repayment supplement) provided that the payment or credit is not received by reason of a Buyer’s Relief and provided that the payment or credit does not arise as a result of a payment made under or pursuant to the UGC Sale and Purchase Agreement, the payment or credit shall be dealt with in accordance with clause 7.2.

(b)           If the Buyer or any Target Group Company is or becomes entitled to a payment or credit in respect of the Taxation Liability in question from any person other than the Buyer, a Target Group Company or any person connected with them for Taxation purposes, then, provided that the payment or credit is not received by reason of a Buyer’s Relief and provided that the payment or credit does not arise as a result of a payment made under or pursuant to the UGC Sale and Purchase Agreement:

(i)            the Buyer shall promptly notify the Sellers of the entitlement; and

(ii)           the Buyer shall, if so required by the Sellers and at the Sellers’ expense, take or procure that the relevant Target Group Company shall take all appropriate steps to enforce that entitlement (keeping the Sellers fully informed of the progress of any action taken);

and any payment or credit received shall be dealt with in accordance with clause 7.2.

7.2           Where it is provided under clause 7.1 that a payment or credit is to be dealt with in accordance with this clause 7.2:

(a)           in the case of a payment, the Buyer shall, within five Business Days of receipt, pay to the Sellers (or to either of them at the direction of the

Sellers) the amount of the payment received less any Taxation suffered by the Buyer or any Target Group Company on receipt of such sum (including any Taxation on any interest or repayment supplement included in the sum recovered);

(b)           in the case of a credit, the Buyer shall, within five Business Days of the date on which Taxation would otherwise have been payable had such credit not been available, pay to the Sellers (or to either of them at the direction of the Sellers) an amount equal to the amount of such Taxation subject to a maximum of the amounts previously paid by the Sellers to the Buyer under this Deed. Any excess shall be carried forward by the Buyer and set off against outstanding or future claims under this Deed.

8.             CONDUCT OF CLAIMS

8.1           If the Buyer or any of the Target Group Companies receives a Tax Assessment which relates in whole or in part to Taxation for which the Sellers may be liable under this Deed or any other notification from a Tax Authority which may give rise to a Tax Claim, the Buyer shall within 10 Business Days of receipt give written notice of the Tax Assessment or other matter to the Sellers.

8.2           Notwithstanding any other provision of this clause 8, it is hereby agreed that the Sellers shall have sole conduct of all or any proceedings of whatsoever nature arising in connection with:

(a)           a Stamp Duty Charge under clause 2.3;

(b)           a Degrouping Charge under clause 2.4; or

(c)           a Lease VAT Charge under clause 2.5

(collectively, the “Sellers’ Proceedings”) provided that the Sellers shall not make any settlement or compromise of any Sellers’ Proceedings or take any other action in connection with the Sellers’ Proceedings under this clause 8 which will or is reasonably likely to materially adversely affect the future liability to Taxation or the business of the Target Group Companies or the Buyer’s Group.

8.3           The Buyer shall, or shall procure that the relevant Target Group Company or Companies shall, take such action and give such information and assistance in connection with the affairs of the relevant Target Group Company or Companies as the Sellers may reasonably request to resist, appeal, dispute, avoid or compromise the Tax Assessment or deal with any Sellers’ Proceedings, subject to the Buyer and/or any Target Group Company being indemnified to their reasonable satisfaction against all reasonable out-of-pocket costs and expenses which may be properly incurred thereby. Such information and assistance shall include, without limitation, providing reasonable access to relevant documentation and records and permitting the copying of such documentation and records.

8.4           For the avoidance of doubt, the actions which the Sellers may reasonably request under this clause 8 shall include (without limitation) the procuring of any Target Group Company to apply to postpone (so far as legally possible) the payment of any Taxation and/or allowing either or both of the Sellers to take on or take over at its own expense the conduct of all or any proceedings of whatsoever nature arising in connection with the Tax Claim in question. If the Seller(s) take on or take over the conduct of proceedings (including the Sellers’ Proceedings), the Buyer shall provide, and shall procure that any Target Group Company shall provide, such information and assistance as the Seller(s) may reasonably require in connection with the preparation for and conduct of those proceedings.

8.5           The following provisions shall apply in relation to the conduct of the Sellers’ Proceedings or in the event that either or both of the Sellers elect to have conduct of a claim in accordance with the provisions set out above:

(a)           the Buyer shall be kept informed of all material matters pertaining thereto and steps proposed to be taken by the Seller(s) and shall be entitled to receive copies of all material correspondence in connection with the claim in question;

(b)           the Sellers shall provide the Buyer with drafts of material correspondence in relation to the Tax Assessment in question and shall provide the Buyer with an opportunity to comment thereon. The Sellers shall not unreasonably refuse to accept any such comments;

(c)           the Sellers shall not make any settlement or compromise of any Taxation Assessment unless it has first notified the Buyer and any Target Group Company of the terms of such proposed settlement or compromise and the Buyer has given its consent in writing to such settlement or compromise (such consent not to be unreasonably withheld or delayed) but if such consent is refused the Sellers’ liability under the Tax Deed in relation to that Taxation Assessment shall be limited to a maximum of the amount for which the Sellers would have been liable if such consent had been forthcoming.  For the avoidance of doubt, the Sellers shall not be entitled to require the Buyer or the Target Group Companies to make any settlement or compromise of any Taxation Assessment or take any other action or be under any obligation under this clause 8 which will or is reasonably likely to materially adversely affect the future liability to Taxation or the business of the Target Group Companies or the Buyer’s Group (save where such settlement or compromise relates to the use of a Sellers’ Relief).

8.6           In the event that neither of the Sellers has requested in writing that it be allowed to take on or take over the conduct of all or any proceedings pursuant to clause 8.4 in relation to the Tax Assessment or notification referred to in clause 8.1:

(a)           the Buyer shall, and shall procure that any Target Group Company shall, provide the Sellers with copies of all material correspondence entered into and notes of any material conversations or meetings with any Taxation Authority to the extent that such correspondence or notes relate to the Tax Assessment in question;

(b)           no material written communication shall be forwarded to any Taxation Authority in relation to that Tax Assessment without the prior written approval of the Sellers (such approval not to be unreasonably withheld or delayed) provided that if no such approval or notice that approval is to be withheld is received by the Buyer within 10 Business Days of request by the Buyer, the Buyer shall be entitled to forward such communication to any Taxation Authority;

(c)           the Buyer or any Target Group Company (as the case may be) shall not be at liberty without reference to the Sellers to admit, compromise (consent to which shall not be unreasonably withheld by the Sellers) or otherwise deal with any Tax Assessment unless either of the Sellers serves a notice on the Buyer to the effect that it considers that the Tax Assessment should no longer be resisted provided that if neither of the Sellers serve such a notice on the Buyer or on any Target Group Company within 10 Business Days of receipt of written notice from the Buyer or any Target Group Company that it intends to admit, compromise, or otherwise deal with the Tax Assessment, the Buyer or any member of the Target Group may admit, compromise or otherwise deal with the Tax Assessment as the Buyer or Target Group Company may in its absolute discretion think fit;

(d)           for the purposes of clause 8.6(c), the Sellers shall act reasonably in refusing to consent to a claim being admitted or compromised by the Buyer if either of the Sellers has instructed leading Tax Counsel of at least ten years’ call (at the Sellers’ expense) and has been advised by such Counsel that the chances of success are greater than the chances of failure if the Tax Assessment is resisted further and either or both of the Sellers then elect to have conduct of such claim, complying in relation to such conduct with the obligations set out in clauses 8.4 and 8.5.

8.7           In the event of any dispute between the Sellers as to any matter arising under this clause 8, the decision of Holdings on any such matter in dispute shall be final and binding.

9.             OVER-PROVISIONS, SAVINGS

9.1           If the Buyer discovers (or is made aware) that any provision for Taxation in the Accounts may be an over-provision, the Buyer shall give full details to the Seller. If the parties cannot reach agreement as to the amount of that over-provision, the Buyer shall (at the request and expense of the Sellers) procure that the auditors for the time being of the Target Group shall certify such amount, applying the accounting policies, principles and practices adopted in relation to the preparation of the Accounts and shall procure that the Sellers are provided, on request, with such information as they reasonably require to check the accuracy of the certificate. The amount of such over-provision shall be dealt with in accordance with Clause 9.2.

9.2           Where it is provided under Clauses 9.1 that the amount of any over provision (the “Over Provision”) is to be dealt with in accordance with this Clause:

(a)           the Over Provision shall first be set off against any payment then due from the Sellers under this Tax Deed;

(b)           to the extent that there is an excess after applying 9.2(a) above which is not exhausted under that Clause, the remainder of the excess shall be carried forward and set off against any future payments which become due from the Sellers under this Tax Deed; and

(c)           to the extent that there is an excess after applying 9.2(b) above on the fifth anniversary of Completion, the remainder of the excess shall be paid to the Sellers within 10 Business Days.

9.3           If the Buyer discovers (or is made aware) that the Target Group may have actually received and retained the benefit of any Saving which would not otherwise have arisen but for the payment made by the Sellers in respect of a claim under Clause 2 (and, for the avoidance of doubt, a Saving does not include any saving arising as a result of any payment made pursuant to the UGC Sale and Purchase Agreement), the Buyer shall give full details to the Seller. If the parties cannot reach agreement as to the amount of that Saving, the Buyer shall (at the request and expense of the Sellers) procure that the auditors for the time being of the Target Group shall certify such value and shall procure that the Sellers are provided, on request, with such information as they reasonably require to check the accuracy of the certificate. The amount of the actual Saving which would not otherwise have arisen but for the payment made by the Sellers in respect of a claim under Clause 2 which any of the Target Group has received and retained shall be dealt with in accordance with Clause 9.5.

9.4           For the purposes of Clause 9.3 “Saving” means:

(a)           the reduction of any liability of any Target Group Company to make an actual payment of Taxation in respect of any period ending after the Accounts Date or in respect of any Event occurring after the Accounts Date and in respect of which the Sellers are not liable to make a payment under Clause 2 of this Tax Deed by virtue of the set-off against such liability or against profits of any Target Group Company of any Sellers’ Relief arising wholly as a result of a Liability to Taxation in respect of which the Sellers have made a payment under Clause 2 of this Tax Deed; and

(b)           any repayment of Taxation which a Target Group Company obtains which it would not have been entitled to but for the payment of any Taxation by a Target Group Company in respect of which the Sellers have made a payment under Clause 2 of this Tax Deed.

The Buyer shall procure that any such Saving referred to in this Clause 9.4 which would not otherwise have arisen but for the payment made by the Sellers in respect of a claim under Clause 2 is used in priority to any other Relief (insofar as is legally possible) and in the absence of evidence to the contrary shall be deemed to be so used.

9.5           Where it is provided under clause 9.3 that any amount (the “Relevant Amount”) is to be dealt with in accordance with this Clause:

(a)           the Relevant Amount shall first be set off against any payment then due from the Sellers under this Tax Deed;

(b)           to the extent that there is an excess after applying 9.5(a) above, a refund shall be made to the Sellers of an amount equal to the lower of:-

(i)            any previous payment or payments made by the Sellers under this Tax Deed and not previously refunded or offset under this Clause and/or under Clause 7; and

(ii)           the amount of such excess.

10.           PAYMENT DATE OF CLAIMS

10.1         The payment date shall be ascertained as follows:-

(a)           insofar as the payment will be in respect of Taxation to be borne by a Target Group Company which has not yet become due the payment date will be in cleared funds at least three Business Days before the date on which that Taxation becomes due or would have to be paid in order to prevent a liability to interest or a fine, charge or penalty arising in respect of the Taxation in question or, as the case may be, three Business Days prior to the date on which the Taxation in question must be paid in order to entitle the Company to make an appeal in relation to such Taxation;

(b)           insofar as the payment will be in respect of any loss, nullification, clawback, reduction or withdrawal of the right of repayment of Taxation, three business days after the date when such repayment would actually have been received by the Company;

(c)           insofar as the payment will be in respect of the set off of a Relief the date on which the relevant Taxation Liability would have been payable but for the setting off of the relevant Relief; or

(d)           in any other case not falling within the provisions of (a) to (c) of this clause 10.1, within ten Business Days after demand is made therefor by the Buyer.

11.           COUNTER INDEMNITIES AND BUYER’S OBLIGATIONS

11.1         Change of Residence of any Target Group Company

(a)           In consideration of the Agreement and the covenants hereby given by the Sellers in favour of the Buyer, the Buyer hereby covenants with and agrees to indemnify and hold harmless the Sellers in respect of any liability it (or any other person falling within Section 629(4) TCA) incur or become liable to pay whatsoever resulting from the residence of any Target Group Company being transferred outside Ireland within twelve months after the Completion Date or in consequence thereof.

(b)           The Buyer shall, and shall procure that any Target Group Company shall, provide the Sellers in a timely manner with such information as either of the Sellers may request in order to enable the Sellers (or any member of the NTL Group) to comply with its obligations or those of any of the NTL Group in relation to the filing of the tax returns for the period to 31st December, 2005 including, in particular the filing of tax returns in the U.S.A.

(c)           No member of the Buyer Group shall make any elections, claims, notifications or filings, or otherwise communicate (except as required by law) with any Taxation Authority in the USA in relation to tax matters relating to any period up to and including the date of Completion with respect to any member of the Target Group without prior written consent of the Sellers, which consent shall not be unreasonably withheld. If the Buyer submits any elections, claims, notifications or filings to any Taxation Authority in the USA relating to tax matters that may have an adverse effect on any Target Group Company relating to the period after Completion and ending on December 31st 2005, the Buyer shall provide to the Seller a copy of such elections, claims, notifications or filings.

11.2         Secondary Liability under Section 623 TCA

The Buyer hereby covenants with and agrees to pay to the Sellers an amount equal to (on an after-tax basis) any liability which any member of the Sellers’ Group (other than Networks) incurs or becomes liable to pay under section 623(5) TCA as a result of any Taxation Liability under section 623 TCA arising in Networks as a result of Completion, not having been paid by Networks within 6 months after Completion.

12.           GENERAL

12.1         No variation of this Deed shall be effective unless made in writing and signed by or on behalf of both parties and expressed to be such a variation.

12.2         No waiver by either party of any requirement of this Deed, or of any remedy or right under this Deed, shall have effect unless given in writing and signed by such party. No waiver of any particular breach of the provisions of this Deed shall operate as a waiver of any repetition of such breach.

12.3         This Deed may be executed as two or more counterparts and execution by each of the parties of any one of such counterparts will constitute due execution of this Deed.

12.4         Any notice, request, document, correspondence, communication, information or consent given to or served on one of the Sellers shall be deemed to have been given to or served to each of them.

12.5         Any notice, request, document, correspondence, communication, information or consent given to or served on the Buyer by either of the Sellers shall be deemed to have been given or served by both of the Sellers.

12.6         Any obligation of the Buyer to the Sellers under this Deed shall be deemed to have been satisfied if such obligation has been met with respect to one of the Sellers.

12.7         If the Buyer or any member of the Buyer Group receives or is entitled to any payment pursuant to the UGC Sale and Purchase Agreement (the “Payment”) nothing in this Deed shall:

(a)           require the Buyer to claim the Payment or to pay the Payment (or an amount in respect of the Payment) to the Sellers or any member of the NTL Group;

(b)           exclude or limit the liability of the Sellers or any member of the NTL Group hereunder on (direct or indirect) grounds based on the Payment or the right to a Payment;

(c)           give rise to (or constitute) any credit or saving (including without limitation any Saving as defined in clause 9) for the benefit of the Sellers or any member of the NTL Group as a direct or indirect consequence of the Payment or the right to a payment.

12.8         The Buyer and its advisers shall, on reasonable notice in writing to the Sellers, be provided on a timely basis (and at the Buyer’s cost) with such information and assistance (including reasonable assistance from employees of the Sellers) and reasonable accesss to such documents and records relating to the Target Group Companies as may be reasonably required in connection with the preparation of all Taxation returns of the Target Group Companies.

13.           INCENTIVE AWARDS

13.1         The Sellers hereby covenant to pay to the Buyer an amount equal to:

(a)           any Taxation Liability of Communications (but not including any corporation tax chargeable on Communications by virtue of the receipt of any Cash Bonus (as defined in clause 12.19 of the Agreement) from either of the Sellers) arising as a consequence of the making of an Incentive Award (as defined in clause 12.17 of the Agreement); and

(b)           any Taxation Liability arising to Communications, whether direct or indirect (but not including any corporation tax chargeable on Communications by virtue of the receipt of any Cash Bonus (as defined in clause 12.19 of the Agreement) from either of the Sellers) as a result of any Cash Bonus being paid to a Relevant Individual and for the avoidance of doubt, the provisions of clause 13.3 of this Deed shall apply to the covenant contained in this clause 13.1, to the extent applicable.

13.2         The payment of such amounts mentioned in clause 13.1 above shall be made by the Sellers within five Business Days of being notified by Communications of the amount of such Taxation Liabilities. Any dispute arising between the Sellers and Communications as to the amount of such Taxation Liabilities shall be dealt with as provided for in clause 15.2 and 15.3 of the Agreement.

13.3         The provisions of clauses 6.1, 6.2 and 6.3 of this Deed shall apply to the payment of amounts pursuant to this clause 13, but clause 6.2 shall be read as if the reference to “clause 6.4 and 6.5” did not appear therein.

13.4         The provisions of clauses 4 and 5 of this Deed shall not apply to the Sellers’ obligations pursuant to this clause 13.

13.5         The Sellers shall provide to the Buyer and/or Communications (at the Sellers’ expense) on a timely basis, any and all necessary information (including reasonable assistance from employees of the Sellers) required by Communications in order to fulfil any reporting and/or payment obligations it or any other member of the Target Group may have in relation to the Incentive Award. The Buyer shall, and shall procure that Communications shall provide the Sellers (at the Sellers’ expense), on request and in a timely manner with copies of all returns and filings made to a Taxation Authority directly in respect of the making of an Incentive Award.

13.6         The Buyer hereby covenants with and agrees to pay the Sellers an amount equal to any liability which any member of the Sellers’ Group incurs or becomes liable to pay as a result of any failure by Communications to comply, either in whole or in part, with any obligations placed on it under this clause 13, subject to a maximum amount which equals the amount of the Cash Bonus paid by the Sellers to Communications pursuant to clause 12.19 of the Agreement.

14.           NOTICES

Clause 17 of the Agreement shall apply to this Deed, mutatis mutandis, as if references to “this Agreement” were replaced with references to “this Deed”. In relation to any notice served on either of the Sellers, a copy should also be sent to: Jeni Sarson, NTL House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP.

15.           APPICABLE LAW AND JURISDICTION

Clause 15.1 of the Agreement shall apply mutatis mutandis as if references to “this Agreement” were replaced with references to “this Deed”.

16.           DISPUTE RESOLUTION

Clauses 15.2 and 15.3 of the Agreement shall apply to this Deed, but as if the words “Any dispute arising out of or in connection with this Agreement” in clause 15.2 were replaced with “Any dispute relating to the proper construction of this Deed” and as if all other references to “this Agreement” were replaced with references to “this Deed”.

IN WITNESS whereof this Deed has been executed the day and year first before WRITTEN

SIGNED as a DEED and

DELIVERED by

NTL IRISH HOLDINGS LIMITED

acting by Sonia Gordon its

duly authorised attorney

/s/ Sonia Gordon
Signature of Attorney

Signature of Director/Secretary

SIGNED as a DEED and

DELIVERED by

NTL (CHICHESTER) LIMITED

acting by Sonia Gordon its

duly authorised attorney

/s/ Sonia Gordon
Signature of Attorney

Signature of Director/Secretary

SIGNED as a DEED and

DELIVERED by

MS IRISH CABLE HOLDINGS B.V.

acting by

Scott W. Matlock
Print Name

/s/ Scott W. Matlock
Signature of Attorney/special representative